EXHIBIT 12.2

ARCHSTONE-SMITH OPERATING TRUST
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED UNIT DISTRIBUTIONS

(Dollar amounts in thousands)

(Unaudited)

	Three Months Ended
	March 31,		Twelve Months Ended December 31,

	2003(1)	2002(1)	2002(1)	2001(1)	2000(1)	1999(1)	1998(1)

Earnings from operations	$51,294	$60,352	$269,124	$159,897	$151,631	$160,678	$117,493
Add:
Interest expense	49,136	41,434	179,959	120,477	127,286	105,855	70,698

Earnings as adjusted	$100,430	$101,786	$449,083	$280,374	$278,917	$266,533	$188,191

Combined fixed charges and Preferred Unit distributions:
Interest expense	$49,136	$41,434	$179,959	$120,477	$127,286	$105,855	$70,698
Capitalized interest	4,525	5,639	21,652	20,294	24,317	31,912	29,942

Total fixed charges	53,661	47,073	201,611	140,771	151,603	137,767	100,640

Preferred Unit distributions	8,358	8,759	34,024	22,277	25,340	23,733	20,938

Combined fixed charges and Preferred Unit distributions	$62,019	$55,832	$235,635	$163,048	$176,943	$161,500	$121,578

Ratio of earnings to combined fixed charges and Preferred Unit distributions	1.6	1.8	1.9	1.7	1.6	1.7	1.5

(1)	Net earnings from discontinued operations have been reclassified for all periods presented.